SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Edward M. Hanson, Jr.
David M. K[redacted]
Robert B.[redacted]
Daniel S.
Kevin P. K
Nancy P. I
Samuel M
Martin Le
Worthingt
Fred S. So
Morton A.
Alan S. Til
James M. H
Michael V. Nakamura
Jay M. Eisenberg+

Douglas K. Hirsch
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
[redacted]
07021617
Jorge
Jeffrey W. Rubin
Simon M. Nadler

Karl W. Means
Mimi L. Magyar
Glenn W.D. Golding+
Bruce A. Henoch
Jeremy W. Schulman
William F. Askinazi
Matthew M. Moore+
Jeannie Eun Cho
David S. Wachen
Stephen A. Metz
Patrick J. Howley
Jacob A. Ginsberg
Debra S. Friedman•
Eric J. von Vorys
Heather L. Howard+
Hong Suk "Paul" Chung
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
Melissa G. Bernstein•
Patricia Teck

John D. Sadler
Marc E. Pasekoff
Alexis H. Peters•
Meredith S. Campbell
Kristen Munger•+
Leslie E. Gallagher•
Anne Marie Vassallo•
Matthew D. Alegi•
Christopher W. Poverman
Melanie A. Keegan•
Chanoch D. Kanovsky
Thomas A. Gravely
Rebekah L. Bina°
William F. Gibson+
William B. Schroeder+
Mary Clare H. Kimber•
Lawrence M. Kramer
Alexander C. Vincent•
Stacey L. Schwaber•
Deborah A. Klis
Courtney R. Sydnor•+
Christopher A. Coppula+

Of Counsel
Larry N. Gandal
Jeffrey A. Shane
Richard P. Meyer°
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field

Special Counsel
Philip R. Hochberg°

Retired
Karl L. Ecker

Maryland and D.C. except as noted:
+ Virginia also ° D.C. only
• Maryland only
• D.C. and VA only

Writer's Direct Dial Number:

301-230-5208
croberts@srgpc.com

March 2, 2007

SUPPL

RECEIVED MAR 0 7 2007 185 PROCESSING SECTION WASH. D.C.

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

March 2, 2007	Stock Exchange Announcement – Blocklisting Interim Review
March 3, 2007	Stock Exchange Announcement – Total Voting Rights

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

3/8

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-111.doc
T: 032507

REG-Electrocomponents Blocklisting Interim Review

Released: 02/02/2007

RNS Number:6279Q
Electrocomponents PLC
02 February 2007

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 February 2007

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

International Savings Related Share Option Scheme

3. Period of return:

From 01.08.2006 To 31.01.2007

4. Balance under scheme from previous return:

138,726

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

5,783

7 Balance under scheme not yet issued/allotted at end of period

132,943

3. Period of return:

From 01.08.2006 To 31.01.2007

4. Balance under scheme from previous return:

478,091

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

0

7 Balance under scheme not yet issued/allotted at end of period

478,091

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 1,000,000 - RA/Electrocomponents/0004/001

9. Total number of securities in issue at the end of the period

435,286,421

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc.................................

If you knowingly or recklessly give false or misleading information you may be

liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 February 2007

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

US Employee Stock Purchase Plan

3. Period of return:

From 01.08.2006 To 31.01.2007

4. Balance under scheme from previous return:

192,854

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

138

7 Balance under scheme not yet issued/allotted at end of period

192,716

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 250,000 - GB0003096442

9. Total number of securities in issue at the end of the period

435,286,421

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans......................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc..................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 February 2007

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

Savings Related Share Option Scheme

3. Period of return:

From 01.08.2006 To 31.01.2007

4. Balance under scheme from previous return:

559,756

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

0

7 Balance under scheme not yet issued/allotted at end of period

559,756

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 1,000,000 - RA/Electrocomponents/0004/01

500,000 - GB0003096442

9. Total number of securities in issue at the end of the period

435,286,421

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc..................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

435,286,421

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc.................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLRILFLLFDIFIID

REG-Electrocomponents Total Voting Rights

Released: 02/03/2007

RNS Number:2695S
Electrocomponents PLC
02 March 2007

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 28 February 2007, Electrocomponents plc's capital consists of 435,298,532 ordinary shares, all with voting rights. Electrocomponents plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,298,532.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Electrocomponents plc under the FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE

Company Secretary

2 March 2007

END